AmeriPath, Inc. Press Release

Filed by AmeriPath, Inc.
pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934.

Subject Company: AmeriPath, Inc.
Commission File No. 000-22313

Date: December 9, 2002

On December 9, 2002, AmeriPath, Inc. issued the following press release:

FOR IMMEDIATE RELEASE

Contact: Gregory A. Marsh Vice President & CFO AmeriPath, Inc. 561-845-6211	Michelle D. Getty Investor Relations AmeriPath, Inc. 561-712-6260 E-mail: invrel@ameripath.com

AMERIPATH, INC. ANNOUNCES $21.25 CASH PER SHARE MERGER AGREEMENT
WITH COMPANIES FORMED BY WELSH, CARSON, ANDERSON & STOWE

Riviera Beach, FL, December 9, 2002 – AmeriPath, Inc. (Nasdaq: PATH), a leading national provider of cancer diagnostics, genomic, and related information services, today announced that it has signed an agreement to merge with Amy Acquisition Corp., a corporation formed by Welsh, Carson, Anderson & Stowe (“Welsh Carson”). Welsh Carson is a 4.9% stockholder of AmeriPath.

The transaction is valued at approximately $839.4 million, including AmeriPath’s anticipated indebtedness as of December 31, 2002 of approximately $106.9 million to be refinanced, and including an estimated present value of $65.1 million of certain existing contingent obligations to be assumed. Pursuant to the merger agreement, outstanding shares of common stock of AmeriPath will be converted into the right to receive $21.25 per share in cash.

AmeriPath’s Board of Directors unanimously approved the transaction following the unanimous recommendation of a special committee composed of independent directors. The transaction is expected to be completed prior to April 30, 2003 and is subject to the approval of AmeriPath’s shareholders, the closing of financing arrangements as set forth in commitment letters received by Welsh Carson or its affiliates, and the expiration of the applicable waiting period under Hart-Scott-Rodino and other customary conditions.

Commenting on the proposed merger, James C. New, the Chairman and Chief Executive Officer of AmeriPath, stated, “Our special committee of independent directors, our board, and management believe this merger is an exciting opportunity for the Company and in the best interests of our shareholders and the Company. Welsh Carson has a long and successful track record investing in health care companies and we believe their experience and resources will be valuable as the Company continues to pursue its strategic objectives.”

Welsh Carson is one of the largest private equity firms in the U.S. and the largest in the world focused exclusively on investments in healthcare, information services and communications industries. Since its

AmeriPath, Inc. Press Release

founding in 1979, Welsh Carson has organized investment partnerships with capital of more than $12 billion.

Under the merger agreement, AmeriPath is free to seek acquisition proposals for the sale or merger of the Company through December 21, 2002. If a written indication of interest is received prior to December 21, 2002, which AmeriPath’s board reasonably believes could result in a superior proposal, then AmeriPath may continue discussions and negotiations with such third party beyond that date. Beginning December 21, 2002, AmeriPath may not solicit additional acquisition proposals, but its board may, subject to certain conditions, in the exercise of its fiduciary duties, negotiate unsolicited proposals received from third parties which the board reasonably believes could constitute a superior proposal. In the event the merger agreement is terminated to accept a superior proposal or under certain other circumstances, AmeriPath has agreed to pay a termination fee of approximately $12.9 million.

Any third party interested in making an acquisition proposal to AmeriPath should contact one of these persons: Mr. Ralph Watts, Managing Director (212-816-8706; ralph.watts@citigroup.com) or Mr. Richard Landgarten, Managing Director (212-816-3365; richard.landgarten@citigroup.com), Salomon Smith Barney, Inc., 388 Greenwich Street, New York, New York 10013.

AmeriPath is a leading national provider of cancer diagnostics, genomic, and related information services. The company’s extensive diagnostics infrastructure includes the Center for Advanced Diagnostics (CAD), a division of AmeriPath. CAD provides specialized diagnostic testing and information services including Fluorescence In-Situ Hybridization (FISH), Flow Cytometry, DNA Analysis, Polymerase Chain Reaction (PCR™, performed pursuant to an agreement with Roche Molecular Systems, Inc.), Molecular Genetics, Cytogenetics and HPV Typing. Additionally, AmeriPath provides clinical trial and research development support to firms involved in developing new cancer and genomic diagnostics and therapeutics.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction will be submitted to AmeriPath’s stockholders for their consideration, and AmeriPath will file with the SEC a proxy statement to be used to solicit its stockholders’ approval of the proposed transaction, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS OF AMERIPATH ARE URGED TO READ THE PROXY STATEMENT REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the proxy statement, as well as other filings containing information about AmeriPath, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement and the SEC filings that will be incorporated by reference in the proxy statement can also be obtained, without charge, by directing a request to: Michelle D. Getty, Investor Relations, AmeriPath, Inc., Suite 200, 7289 Garden Road, Riviera Beach, FL 33404, or by telephone at 561-712-6260 or by e-mail to invrel@ameripath.com

PARTICIPANTS IN THE SOLICITATION

AmeriPath and its directors, executive officers and other members of their management and employees may be soliciting proxies from the AmeriPath stockholders in favor of the transaction. Information concerning persons who may be considered participants in the solicitation of AmeriPath’s stockholders under the rules of the Commission is set forth in public filings filed by AmeriPath with the Commission and will be set forth in the proxy statement when it is filed with the Commission.

AmeriPath, Inc. Press Release

The statements contained in this press release may include “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements — which are sometimes identified by words such as “may”, “should”, “believe’’, “expect’’, “anticipate’’, “estimate” and similar expressions and which include any financial or operating estimates, forecasts or projections — are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond the Company’s control. These risks and uncertainties could cause actual results to differ materially from results anticipated by forward-looking statements. These risks and uncertainties include the possibility that the merger may not occur due to the failure of the parties to satisfy the conditions set forth therein, such as the inability of Welsh, Carson to obtain financing, the failure of AmeriPath to obtain stockholder approval or the occurrence of events that would have a material adverse effect on AmeriPath as described in the merger agreement. Additional risks and uncertainties relating to the Company’s operations include: the extent of success of the Company’s operating initiatives and growth strategies; ability to manage growth; access to capital on satisfactory terms; general economic conditions; terrorism or an escalation of hostilities or war; competition and changes in competitive factors; federal and state health care regulation (and compliance); reimbursement rates under government and third party healthcare programs and the payments received under such programs; changes in coding; changes in technology; dependence upon pathologists and customer contracts; the ability to attract, motivate, and retain pathologists; labor, technology and insurance costs; marketing and promotional efforts; the availability of pathology practices in appropriate locations that the Company is able to acquire on suitable terms or develop; and the successful completion and integration of acquisitions (and achievement of planned or expected synergies). The forward-looking statements in this press release are made as of the date hereof based on management’s current beliefs and expectations, and the Company undertakes no obligation to update or revise any such statements. Further information regarding risks, uncertainties and other factors that could affect the Company’s financial or operating results or that could cause actual results to differ materially from those expected, estimated or anticipated are included in the Company’s annual, quarterly, and other reports and filings with the SEC.

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This release is also available at http://www.ameripath.com